

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2017

Gary G. Gemignani
Executive Vice President, Chief Financial Officer
Synergy Pharmaceurticals Inc.
420 Lexington Avenue
Suite 2012
New York, NY 10170

     Re: Synergy Pharmaceuticals, Inc.
         Form 10-K for the Fiscal Year Ended December 31, 2016
         Filed March 1, 2017
         File No. 001-35268

Dear Mr. Gemignani:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

                                          Division of Corporation Finance
                                          Office of Healthcare & Insurance